UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

AVON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $0.25 per share

(Title of Class of Securities)

054303102

(CUSIP Number)

June 7, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 054303102	13G	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Opportunity Gestão de Investimentos e Recursos Ltda.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,485,178 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,485,178 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,485,178 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) CO

(1)

Rows 5-9 of this Cover Page represent the number of shares of Common Stock (as defined herein) beneficially owned by Tempus (as defined herein) as of June 7, 2019. As of August 6, 2019, Tempus owned 31,253,065 shares of Common Stock.

(2)

The percentage set forth in Row 11 of this Cover Page is based on the 443,221,115 shares of Common Stock of the Issuer (as defined herein) outstanding as of March 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 3, 2019. As of August 6, 2019, Tempus beneficially owned 7.0% of the Common Stock based on the 443,332,735 shares of Common Stock outstanding as of June 30, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 054303102	13G	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Tempus International Fund SPC - Tempus Segregated Portfolio
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☑
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 22,485,178 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 22,485,178 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,485,178 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1% (2)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Rows 5-9 of this Cover Page represent the number of shares of Common Stock beneficially owned by Tempus as of June 7, 2019. As of August 6, 2019, Tempus owned 31,253,065 shares of Common Stock.
(2)

The percentage set forth in Row 11 of this Cover Page is based on the 443,221,115 shares of Common Stock outstanding as of March 31, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on May 3, 2019. As of August 6, 2019, Tempus beneficially owned 7.0% of the Common Stock based on the 443,332,735 shares of Common Stock outstanding as of June 30, 2019, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 1, 2019.

CUSIP No. 054303102	13G	Page 4 of 8

Item 1.

(a)	Name of Issuer

Avon Products, Inc.

(b)	Address of Issuer’s principal executive offices

Building 6, Chiswick Park, London W4 5HR, United Kingdom

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of Opportunity Gestão de Investimentos e Recursos Ltda. (“OGIR”) and Tempus International Fund SPC - Tempus Segregated Portfolio (“Tempus”) with respect to the shares of Common Stock, par value $0.25 per share (the “Common Stock”), of Avon Products, Inc., a New York corporation (the “Issuer”).

OGIR acts as investment manager to, and exercises investment discretion with respect to the Common Stock directly owned by, a number of private investment funds, including Tempus.

The filing of this statement should not be construed as an admission that OGIR is, for the purpose of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

(b)	Address or principal business office or, if none, residence

Avenida Presidente Wilson, 231 - 28 Andar, Rio de Janeiro 20030-905, Brazil

(c)	Citizenship

See Row 4 of each Cover Page.

(d)	Title of class of securities

Common Stock, par value $0.25 per share

(e)	CUSIP No.

054303102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

OGIR expressly declares that this filing shall not be construed as an admission that it is, for the purpose of Section 13 of the Act, the beneficial owner of any securities covered by this filing.

CUSIP No. 054303102	13G	Page 5 of 8

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 054303102	13G	Page 6 of 8

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 6, 2019

OPPORTUNITY GESTÃO DE INVESTIMENTOS E RECURSOS LTDA.

By:	/s/ Ana Carolina Silva
Ana Carolina Silva, Director

By:	/s/ Diogo Bahia
Diogo Bahia, Director

TEMPUS INTERNATIONAL FUND SPC - TEMPUS SEGREGATED PORTFOLIO

By: Opportunity Gestão de Investimentos e Recursos Ltda.

By:	/s/ Ana Carolina Silva
Ana Carolina Silva, Director

By:	/s/ Diogo Bahia
Diogo Bahia, Director

CUSIP No. 054303102	13G	Page 7 of 8

JOINT FILING AGREEMENT

PURSUANT TO SECTION 240.13D-1 (K)

Each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that it knows or has reason to believe that such information is inaccurate.

OPPORTUNITY GESTÃO DE INVESTIMENTOS E RECURSOS LTDA.

By:	/s/ Ana Carolina Silva
Ana Carolina Silva, Director

By:	/s/ Diogo Bahia
Diogo Bahia, Director

TEMPUS INTERNATIONAL FUND SPC - TEMPUS SEGREGATED PORTFOLIO

By: Opportunity Gestão de Investimentos e Recursos Ltda.

By:	/s/ Ana Carolina Silva
Ana Carolina Silva, Director

By:	/s/ Diogo Bahia
Diogo Bahia, Director